
September 24, 2014

Via E-mail
Mr. Chris Carlson
Chief Financial Officer
Vertex Energy, Inc.
1331 Gemini Street, Suite 250
Houston, TX 77058

      Re: **Vertex Energy, Inc.**
              Form 10-K
              Filed March 25, 2014
              File No. 1-11476

Dear Mr. Carlson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Management's Discussion and Analysis, page 36

Results of Operations, page 38

1. Please tell us and revise future filings as applicable, beginning with your September 30, 2014 Form 10-Q, to quantify the impact that your recent acquisitions (Holdings, E-Source and Omega) have had on your consolidated revenues and gross profits. Refer to Item 303(a)(3) of Regulation S-K.

2. Please provide us with an analysis addressing whether the merger with Acquisition Sub/B&S LP in September 2012 was effectuated between entities under common control, per ASC 805-50-30-5. Tell us the voting ownership interest of Mr. Cowart in the entities,

as well as other individuals or any group of shareholders in the entities, where applicable to the analysis.

3. Please revise future filings to quantify the impact that the KMTEX Tolling Agreement has on your financial statements for the periods presented. Also, we note the parties continued to operate under the terms of the agreement after it expired on June 30, 2010. Please explain the reason the new agreement is retroactive to June 1, 2012, and tell us the impact this had on the transactions that already occurred by April 2013.

Note 6. Goodwill, page F-13

4. In future filings please provide a rollforward for goodwill by segment. Refer to ASC 350-20-50-1.

Note 16. Segment Reporting, page F-22

5. You state on page 6 that you generate "substantially all of our revenue from the sale of four product categories": used motor oil, fuel oil, pygas and gasoline blendstock. Please revise future filings to provide herein the information required by ASC 280-10-50-40.

Form 10-Q for the period ended June 30, 2014

Note 3. Notes Payable, page F-5

6. Given the substantial indebtedness incurred by the Omega acquisition, please revise this footnote in future filings, beginning with your September 30, 2014 Form 10-Q, to list each of your debt instruments and their major terms individually and to quantify the amount outstanding for each as of the balance sheet date. For example, it is not clear from the description on page 16 how much, if any, of the aggregate $13.9 million Omega Secured Note, is outstanding as of June 30, 2014.

Note 11. Subsequent Events, page F-11

7. We note your disclosure on page F-12 that you were required to file and obtain effectiveness of a registration statement within 90 days following the Initial Closing (if the Commission did not review the filing), registering the shares of common stock "issuable in connection with the acquisition," which registration statement was declared effective on July 29, 2014. We note the amount due at the Final Closing will include, among other items, "the issuance of 1,500,000 shares of Vertex's common stock." It is not clear whether the Form S-3 filed July 18, 2014, registers these 1.5 million shares. Please explain and/or clarify in future filings whether you expect you will need to file and obtain effectiveness of another registration statement that registers the 1.5 million shares in connection with the Final Closing.

Management's Discussion and Analysis, page 13

8. We note total revenues increased 105% for the quarter ended June 30, 2014, compared to the year-ago period, and increased 75% for the six months then ended, compared to the year-ago period. You explain on pages 23 and 26 that revenues increased due primarily to an increase in overall volume of product sold, which volume increase you attribute to the "past twelve months of cutterstock produced through our TCEP operation" as well as the impact of the Marrero facility which was acquired as part of the Omega acquisition. Please quantify the impact of each factor discussed and explain the underlying reasons for each factor. For example, describe the underlying causes of the increase in volume of cutterstock produced and explain why these factors did not appear to have as material an impact on the first quarter of 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief